September 18, 2023

Re:	Amer Sports, Inc.
Draft Registration Statement on Form F-1
Confidentially Submitted August 11, 2023
CIK No. 0001988894

Bradley Ecker, Jay Ingram

SiSi Cheng, Andrew Blume
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Ecker and Mr. Ingram:

On behalf of our client, Amer Sports, Inc., a Cayman Islands exempted company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated September 8, 2023 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement (the “Revised Registration Statement”) and is confidentially submitting it together with this response letter. The Revised Registration Statement also contains certain additional updates and revisions, including elimination of the proposed dual-class voting structure, such that the Company will only have a single class of shares.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment. We have included page numbers to refer to the location in the Revised Registration Statement, submitted on the date hereof, where revised language addressing a particular comment appears. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Revised Registration Statement.

Draft Registration Statement on Form F-1 submitted August 11, 2023

Summary, page 1

1.	Please revise your summary to present an objective description of the challenges and/or weaknesses of your business and operations. For example, you highlight your competitive strengths and brand awareness without equally prominent disclosure regarding your weaknesses.

Response:      In response to the Staff’s comment, the Company has revised its disclosure on pages 3-4, 6-7, 10-11, 116, 118-119 and 124-125 of the Revised Registration Statement.

Our Market Opportunity, page 14

2.	We note that the prospectus includes market, industry, and other data based on information from third-party sources. Please tell us if you commissioned any of the industry or other data that you reference and, if so, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.

Response:      The Company advises the Staff that it has not commissioned any of the industry or other data that is referenced in the Registration Statement.

Summary Financial and Other Information

Summary Loss and Other Comprehensive Income and Loss Data, page 22

3.	Considering the information appears currently available, please populate your loss per share and weighted average number of ordinary shares outstanding amounts in the table.

Response:      In response to the Staff’s comment, the Company has revised its disclosure on page 23 of the Revised Registration Statement.

4.	Please revise footnote (2) to clearly describe and quantify adjustments made to determine the pro forma loss and pro forma loss per ordinary shares amounts.

Response:      In response to the Staff’s comment, the Company has revised its disclosure on page 23 of the Revised Registration Statement.

Risks Related to Our Class A Ordinary Shares and this Offering, page 62

5.	Please consider disclosing the risks to holders of your Class A Ordinary Shares that future issuances of your Class B Ordinary Shares may be dilutive to Class A shareholders.

Response:      The Company advises the Staff that, as discussed above, the Company will only have a single class of shares upon the consummation of the proposed initial public offering and therefore this disclosure is no longer relevant.

Capitalization, page 73

6.	Please address the following items related to your capitalization table:

•	Place a double line beneath the cash and cash equivalents line item to distinguish it from total capitalization;

Response:      In response to the Staff’s comment, the Company has revised its disclosure on page 74 of the Revised Registration Statement.

•	Revise to include all indebtedness, including your short-term borrowings;

Response:      In response to the Staff’s comment, the Company has revised its disclosure on page 74 of the Revised Registration Statement.

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•	Revise to give effect to the expected repayment and cancellation of your shareholder loans in connection with the offering. Ensure you tell us and disclose your accounting treatment for any gains or losses associated with such transactions; and

Response:      In response to the Staff’s comment, the Company has revised its disclosure on pages 74-75 of the Revised Registration Statement to clarify in the lead-in to the capitalization table that the “as adjusted” column gives effect to the equitization and repayment of the shareholder loans. The Company advises the Staff that there are no gains or losses associated with the equitization and repayment of the shareholder loans and has also added additional footnote disclosure on page 75 of the Revised Registration Statement to clarify accordingly.

•	Revise to separately discuss and quantify each of the pro forma adjustments.

Response:      In response to the Staff’s comment, the Company has revised its disclosure on page 75 of the Revised Registration Statement.

Segment Results of Operations

Technical Apparel, page 93

7.	Please populate the comparable sales growth percentages.

Response:      In response to the Staff’s comment, the Company has updated its disclosure on page 94 of the Revised Registration Statement.

Non-IFRS Financial Measures, page 96

8.	We note that your Adjusted Net Income and Adjusted EBITDA reconciliations include an adjustment for expenses related to certain significant legal proceedings. Please tell us and disclose the specific facts and circumstances related to these expenses and explain how you concluded that these expenses are not normal, recurring, cash operating expenses of your business and that eliminating them within your Non-IFRS financial measures is meaningful and appropriate. Refer to Question 100.01 of the SEC’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for guidance. To the extent any of the significant legal proceedings are still pending, tell us how you considered the disclosure requirements of IAS 37.84-92 and 1(c)(v) of Instructions as to Summary Prospectuses of Form F-1.

Response:      The Company respectfully acknowledges the Staff’s comment and reference to the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company advises the Staff that the $3.9 million “Expenses related to certain legal proceedings” adjustment is exclusively related to a patent infringement litigation between two Norwegian winter sports brands and the Company. A judgment was rendered against the Company in 2023 and the Company has filed for leave to appeal to the Supreme Court of Norway. Although the Company is involved in a number of legal proceedings from time to time, and as such incurs regular costs for these matters, patent infringement litigation of this magnitude against the Company is very infrequent. In fact, this matter is one of only two times that the Company has incurred in excess of $0.5 million in respect of such types of litigation in the last ten years. The Company further advises the Staff that expenses for other normal, recurring legal proceedings and other legal matters (such as patent or trademark maintenance) are not included in the adjustment.

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Therefore, when considering the SEC’s Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the Company concluded that it was appropriate to include the expenses related to this litigation as an adjustment to each of EBITDA and net income due to the irregularity (in terms of both frequency and magnitude) of such expenses in comparison to its normal, recurring, cash operating expenses. Further, the Company believes that this presentation of Adjusted EBITDA and Adjusted Net Income provides more meaningful information regarding the Company’s operating performance to investors so that, when read in conjunction with the financial statements prepared in accordance with IFRS, trends and other aspects of financial performance are not otherwise obscured.

In response to the Staff’s comment, the Company has updated its disclosure on pages 98-99 of the Revised Registration Statement to disclose the specific facts and circumstances related to these expenses.

9.	Although we acknowledge your disclosures on page iv regarding the reasons why you do not present net loss margin, Item 10(e)(1)(i)(A)-(B) requires the presentation of and reconciliation to the most directly comparable IFRS measure. Please revise your filing to comply with such disclosure requirements.

Response:      In response to the Staff’s comment, the Company has revised its disclosure on pages iii-iv, 22, 85 and 97 of the Revised Registration Statement.

10.	We note that certain amounts within the income tax expense and finance costs line items of your Adjusted EBITDA reconciliation do not agree to the face of your consolidated statement of loss. Please revise your presentation accordingly or tell us what the differences represent.

Response:      The Company respectfully acknowledges the Staff’s comment and advises the Staff that in line with Question 103.2 of the SEC’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures, the Company reconciles EBITDA and Adjusted EBITDA to net loss as presented in the consolidated statement of loss and other comprehensive income and loss. Further, in Exchange Act Release No. 47226, EBITDA is defined as “earnings before interest, taxes, depreciation and amortization” without adjusting for discontinuing operations. Based on this, the amounts in the reconciliations deviate from the amounts presented on the face of the consolidated statement of loss and other comprehensive income and loss because the reconciliations are presented on a continuing operations basis. Income tax expense, finance cost, depreciation and amortization and finance income from discontinued operations, as presented in footnote 29, “Discontinued operations and assets and liabilities held for sale” on page F-76 of the Registration Statement are reported in the “Loss from discontinued operations” line item of the statement. The Company has also revised its disclosure on pages iii and 85 to clarify this point as well.

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The following amounts as presented in the EBITDA and Adjusted EBITDA reconciliations are related to discontinued operations:

	For the Year Ended December 31,
	2022	2021	2020
	($ in millions)
Income tax expense	$(0.2)	$2.8	$11.4
Finance cost	$0.5	$(0.3)	$(1.4)
Depreciation and amortization	$2.7	$10.4	$50.2
Finance income	$0.0	$0.0	$0.0

11.	Pursuant to Question 102.11 of the SEC’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, please revise your Adjusted Net Income reconciliation on page 97 to present each adjustment on a pre-tax basis with a separate adjustment for income taxes. Ensure that you clearly explain how you calculated the income tax effect.

Response:      In response to the Staff’s comment, the Company has revised its disclosure on pages iii, 85-86 and 98 of the Revised Registration Statement.

Liquidity and Capital Resources, page 98

12.	We note your disclosure that you are expecting increased capital expenditures related to the upgrade of your global SAP enterprise resource planning system and the expansion of your warehousing facilities. Please expand your disclosure to quantify your estimated capital expenditure requirements for the next twelve months. See Item 303(b)(1) of Regulation S-K.

Response:      In response to the Staff’s comment, the Company has revised its disclosure on page 99 of the Revised Registration Statement.

Supply Chain, page 131

13.	We note your disclosure that Gore-Tex is used in your Arc’teryx products. Please clarify whether Gore-Tex is also used across your other brands, and to what extent.

Response:      In response to the Staff’s comment, the Company has revised its disclosure on pages 35 and 134 of the Revised Registration Statement.

Notes to the Consolidated Financial Statements

Revenue recognition, page F-14

14.	We note your disclosures on pages 13 and 119 that Salomon and Arc’teryx offer customer loyalty programs. Please tell us and, to the extent material, disclose how you account for such loyalty programs, including whether or not they represent a material right and a separate performance obligation under IFRS 15.

Response:      The Company respectfully acknowledges the Staff’s comment and advises the Staff that the total value of loyalty points given to customers by the Company and its consolidated subsidiaries (the “Group”) was less than 0.01% of the Group’s total revenue for the year ended December 31, 2022. The amount was immaterial to the Group’s consolidated financial statements, and the Group expects that such amount will continue to be immaterial to the Group’s operating results in future periods.

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Since 2022, the Group has offered customer loyalty programs for certain brands in certain regions to incentivize retail customers to make purchases. The programs operate in a variety of ways where the Group may grant loyalty points to customers which can be applied for price discounts or to receive free goods or services. Customers may be required to accumulate a specified minimum number or value of awarded points for redemption. Awarded points may be linked to individual purchases or groups of purchases. Awarded points can usually be used for a certain defined period before they expire.

The loyalty points give rise to a separate performance obligation as they provide a material right to customers. A portion of the transaction price is allocated to such performance obligation based on the standalone selling price and recognized as deferred revenue (contract liability) in the consolidated statement of financial position. Deferred revenue is recognized as revenue when loyalty points are redeemed, expire or the likelihood of the customers redeeming the points becomes remote.

15.	We note that “guarantee revenue” related to certain licensing agreements is recognized at the point in time when control of the license is transferred. Please tell us the nature and terms of these licensing agreements and how you determined point in time recognition was appropriate under IFRS 15.

Response:      The Company respectfully acknowledges the Staff’s comment and advises the Staff that the non-refundable minimum guarantee revenue was less than 0.2% of the Group’s total revenue for each of the years ended December 31, 2022, 2021, and 2020. The amount of non-refundable minimum guarantee revenue was immaterial to the Group’s consolidated financial statements during the historical periods provided, and the Group expects that such amount will continue to be immaterial to the Group’s operating results in future periods.

Under the licensing agreements, the Group grants the licensees the right to use the Group’s intellectual properties for an agreed period of time. Non-refundable minimum guarantees are sometimes agreed between the Group and the licensees, which establish a floor for consideration to be paid by the licensees. The Group earns additional sales-based royalties when the royalties exceed the non-refundable minimum guarantees. Such licensing agreements include both fixed (non-refundable minimum guarantee component) and variable (sales-based component beyond the non-refundable minimum guarantee component) consideration.

The Group first determines that the license is a distinct performance obligation, and then whether the license is a “right to use” or “right to access” under IFRS 15.B56. The Group determined that the licensees are provided with right to use of the Group’s intellectual properties under IFRS 15.B58 and B61. The Group considered that the licensing agreements do not require, and the licensees do not reasonably expect that the Group would undertake any activities that would significantly affect the underlying intellectual properties. Therefore, the Group recognized the fixed non-refundable minimum guarantee revenue at the point in time when control of the license is transferred according to IFRS 15.

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9. Depreciation, Amortization and Impairment Losses, page F-35

16.	We note that the depreciation and amortization totals included in this footnote, the statement of cash flows, and within your segment footnote are internally inconsistent. Please revise your filing accordingly or tell us the reasons for each variance. Also ensure you reconcile the depreciation and amortization totals for your reportable segments to the corresponding consolidated amounts pursuant to IFRS 8.28.

Response:      The Company respectfully acknowledges the Staff’s comment and advises the Staff that the depreciation and amortization totals included in footnote 9, “Depreciation, Amortization and Impairment Losses” as well as within its segment footnote are shown on a consolidated basis for continuing operations. The depreciation and amortization totals reported in the statement of cash flows include depreciation and amortization from both continuing operations and discontinued operations as the statement of cash flows does not distinguish between the two. Depreciation and amortization for discontinued operations amounted to $2.7 million, $10.4 million and $50.2 million in 2022, 2021 and 2020, respectively.

In light of the above, the Company believes that its segment footnote is in line with IFRS 8.28 as it reconciles the depreciation and amortization totals of total reportable segments to the corresponding consolidated amounts for continuing operations.

29. Discontinued Operations and Assets and Liabilities Held For Sale, page F-75

17.	Please tell us in sufficient detail how the disposition of Suunto qualified for discontinued operations classification pursuant to IFRS 5.32. In particular, explain how you determined the disposal represented a separate major lines of business or geographical area and clarify if Suunto represented a cash-generating unit (“CGU”) or a group of CGU’s. Per the tables on pages F-76-77, we note that the assets and liabilities held for sale at fiscal year-end 2021 were not material to consolidated amounts.

Response:      The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that it has appropriately classified the Suunto business as Discontinued Operations in accordance with IFRS 5.32. Prior to the decision to sell Suunto, it represented the Sports Instruments business of the Company, which comprised one of the Group’s “key categories”. Suunto operated separately in the market under the Suunto-brand, including via a separate website (www.suunto.com), and focused in particular on sports watches, diving products, compasses and equipment. Additionally, Suunto was considered a CGU before being classified as held-for-sale, whose operations as well as cash-flows were separately monitored, reported and organized internally by an independent management team as well as personnel dedicated to the Suunto business. As such, it was considered a major line of business of the Group.

The Company acknowledges that the book values of the Suunto assets could be regarded as not material to the consolidated amounts as of December 31, 2021. However, these were impacted by impairments that reduced the net assets by an aggregate of $77.5 million in 2020 and 2021. Had these impairments not been reflected in the Suunto net assets held for sale, Suunto’s net assets as of December 31, 2021 would have been more significant in relation to the consolidated amounts. Additionally, the Company recorded net sales of $135.0 million for the fiscal year ended December 31, 2021, which accounted for approximately 4% of the Group’s total net sales. When these factors are taken together with fact that the Company considered Suunto to be a major line of business, the Company believes that the classification of the Suunto business as Discontinued Operations pursuant to IFRS 5.32 was appropriate.

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Exhibits

18.	We note your disclosure that you rely on a sole source supplier for Gore-Tex. Please tell us what consideration you gave to Item 601(b)(10) of Regulation S-K.

Response:      The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has determined that it is not required to file the supplier contract for Gore-Tex for the reasons set forth below.

Item 601(b)(10) provides that if a contract is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the contract falls within one or more of the following categories: “(A) any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report or underwriters are parties; (B) any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent; (C) any contract calling for the acquisition or sale of any property, plant or equipment for consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or (D) any material lease under which a part of the property described in the registration statement or report is held by the registrant.” The Company advises the Staff that the supplier contract for Gore-Tex is of the type that ordinarily accompanies the kind of business conducted by it, and accordingly, does not need to be filed unless it falls within one of the above-listed categories. As (A), (C) and (D) are each not relevant, the Company may only be required to file the contract under Item 601(b)(10) if it is “substantially dependent” upon the contract as set forth in (B) above.

The Company advises the Staff that it is not “substantially dependent” on the Gore-Tex contract. In order to determine whether it is “substantially dependent,” the Company considered the amount paid to the supplier counterparty under the contract, which was $55.6 million for fiscal year 2022 or 3.1% of the Company’s total cost of goods sold, nowhere near “the major part of the registrant’s requirements for goods.” Accordingly, the Company does not believe it is substantially dependent on the Gore-Tex contract and therefore submits it is not required to be filed under Item 601(b)(10) of Regulation S-K.

General

19.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

•	Suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

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•	Be unable to supply products at competitive prices or at all.

Explain whether and how you have undertaken efforts to mitigate the impact and where possibly quantify the impact to your business.

Response:      The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not experienced material impacts from supply chain disruptions, other than those experienced in connection with the COVID-19 pandemic, the impact of which the Company has disclosed on pages 33, 36, 84, 89, 91-92, 95-96, and 100 of the Revised Registration Statement, including the impact on the Company’s financial condition and results of operations. The Company also advises the Staff that while it does not currently expect to face any of the impacts set forth in the Staff’s comment, it has disclosed the potential for such impacts on its business due to future material supply chain disruptions that could be experienced, including due to the Russia-Ukraine conflict, on pages 35-37, 38 and 42 of the Revised Registration Statement.

The Company further respectfully acknowledges the Staff’s comment to explain whether and how the Company has undertaken efforts to mitigate the impact of supply chain disruptions and advises the Staff that, as disclosed on pages 82, 84 and 130 of the Revised Registration Statement, it is focused on diversifying its supplier network, maintaining multiple manufacturing sources and expanding its distribution footprint to mitigate such risk.

20.	Please tell us why Tencent’s interests in Amer Sports Holding (Cayman) Limited are not included in the reclassification and distribution transactions you describe.

Response:      The Company respectfully acknowledges the Staff’s comment and advises the Staff that Tencent’s interests will be included in the Reclassification and Distribution transactions as disclosed on page 16 of the Revised Registration Statement. The Company further advises the Staff that it has also revised its disclosure on page 16 of the Revised Registration Statement to include the percentage of Tencent’s ownership of the Company’s ordinary shares following the Reclassification and Distribution.

21.	Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of those communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response:      The Company acknowledges the Staff’s comment and confirms that it is supplementally providing the Staff with copies of all written communications that it, or anyone authorized to do so on its behalf, has presented to potential investors in connection with “testing the waters” activity conducted in reliance on Rule 163B of the Securities Act and will supplementally provide further written communications that it presents in reliance on that rule.

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22.	We note your disclosure that ANTA Sports will be a controlling shareholder after completion of the offering. Please revise, wherever applicable, to describe the risks associated with your controlling shareholder’s being based in China, including your Enforceability of Civil Liabilities section. In this regard, we note your disclosure on page 33 that “The PRC government has significant authority to exert influence on the ability of companies with Chinese operations to conduct their business.”

Response:      The Company respectfully acknowledges the Staff’s comment and advises the Staff that, because it will not be pursuing a dual-class voting structure, ANTA Sports is no longer expected to hold a majority of the voting power of the Company’s issued and outstanding shares following the proposed initial public offering and therefore will not be a controlling shareholder. Rather, ANTA Sports will hold ordinary shares with one vote per share after the Reclassification and Distribution transactions and, while its voting interest will depend on the ultimate size of the proposed initial public offering, it is currently expected to own less than a majority of the voting interests. The Revised Registration Statement discloses risks related to the Company’s relationship with ANTA Sports, including on pages 34 and 62-63 as it relates to reputational harm that could exist due to any perceived connection between the Company and ANTA Sports. The Company has also revised its disclosure on page 34 to further clarify ANTA Sports’ relationship to the PRC, but does not believe that any further disclosure is warranted, as the Company is not expected to be a subsidiary of ANTA Sports such that it would otherwise be subject to those risks that ANTA Sports may be directly subject to as a PRC-based company, as set forth in further detail below.

As a holder of ordinary shares, ANTA Sports will have the same rights given to all other shareholders of the Company under the laws of the Cayman Islands and the Company’s amended and restated memorandum and articles of association. The rights attached to the ordinary shares of the Company do not involve management, but rather comprise of the rights to vote at meetings of shareholders to elect or remove directors, amend the memorandum and articles of association, and to wind up the Company, subject to the Companies Act and the Company’s amended and restated memorandum and articles of association. In addition to these rights, while the Company has not yet finalized the terms of the Business Cooperation Agreement it expects to enter into with ANTA Sports in connection with the proposed initial public offering, ANTA Sports may have the right to recommend a minority of directors for nomination pursuant to such agreement, although all directors will be subject to a vote of the Company’s shareholders as a group. Therefore, ANTA Sports will only have the ability to influence the Company by voting in those areas as afforded under the Companies Act and the Company’s amended and restated memorandum and articles of association and will not have any management power to direct the operations of the Company. In addition, as a non-majority shareholder, its vote on these matters will not be controlling.

While ANTA Sports will have influence on the election of directors, a majority of the Company’s directors upon the completion of the proposed initial public offering will not be PRC residents, and the Company expects that officers or employees of ANTA Sports will comprise a minority of the initial directors. Importantly, as a matter of Cayman law under the Companies Act, all directors appointed to the board of directors will be bound by a fiduciary duty to act in good faith in the best interests of the Company, as disclosed on page 148 of the Revised Registration Statement and will not have any permission to consider other factors, such as the influence of a foreign government (including the PRC), if such factors may impair the exercise of their fiduciary duty. Therefore, ANTA Sports cannot unilaterally control who is elected to the Company’s board, and, even if the individual elected is ANTA Sport’s preferred director nominee, it cannot compel such individual to behave in a way that would not be in the best interests of the Company.

Accordingly, the Company believes that, even if the PRC government were to exert influence on ANTA Sports as a company based in the PRC, this would not pose any additional risks to the Company beyond those disclosed in the Revised Registration Statement and submits that the risks that have been disclosed about the Company’s operations in the PRC and its relationship with ANTA Sports are sufficient.

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Should any questions arise, please do not hesitate to contact me at (212) 450-4111 (tel) or michael.kaplan@davispolk.com, or Roshni Banker Cariello at (212) 450-4421 (tel) or roshni.cariello@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:

Roshni Banker Cariello, Davis Polk & Wardwell LLP

Andrew Page, Chief Financial Officer, Amer Sports, Inc.

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